

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2020

Robert Peterson
Senior Vice President & Chief Executive Officer
Occidental Petroleum Corporation
5 Greenway Plaza
Suite 110
Houston, TX 77046

      Re: Occidental Petroleum Corporation
          Form 10-K for the fiscal year ended December 31, 2019
          filed February 28, 2020
          File No. 001-09210

Dear Mr. Peterson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation